November 9, 2018

Takehiro Abe
Chief Executive Officer
AIS Holdings Group, Inc.
2-41-7-336, Shinsakae
Naka-ku Nagoya-shi, Aichi, 460-0007, Japan

       Re: AIS Holdings Group, Inc.
           Amendment No. 1 to
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed October 24, 2018
           File No. 000-55769

Dear Mr. Abe:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 4, 2018 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2018

Item 1. Business
Primary Business Activity, page 2

1. We note your response to our prior comment 1 stating that your business operations "do not conflict with the rules or regulations in Japan." Given your representations that you will be designing software to (i) support the use of a cryptocurrency wallet whereby third parties will be able to deposit and withdraw digital currencies, and (ii) create websites where third parties can place both buy and sell orders for various cryptocurrencies and view open orders, you should provide a discussion of the regulation of cryptocurrencies
 Takehiro Abe
AIS Holdings Group, Inc.
November 9, 2018
Page 2
         and cryptocurrency exchanges in Japan, including how such evolving regulation might impact your business and the market for your software and services. Consultation Services, page 3

2. Refer to our prior comment 4. Provide an explanation in plain English with respect to Mr.
         Abe's responsibility in creating the "ERC20." Disclose whether Mr. Abe has experience with ICOs other than FTV Token.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
9

3. We reissue our prior comment 6. As a penny stock issuer, you are not eligible to rely on the safe harbor provision of Section 21E of the Securities Exchange Act of 1934. Please
         remove the references to the Private Securities Litigation Reform Act of 1995.
Certain Relationships and Related Transactions, page 13

4. We have considered your response to our prior comment 5. Please provide an expanded analysis that discusses any coordination between Mr. Thomas DeNunzio, Mr. Jeffrey
         DeNunzio and V Financial Group in founding, organizing and providing services to the registrant, including in connection with the current and prior registration statements.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameTakehiro Abe                               Sincerely,
Comapany NameAIS Holdings Group, Inc.
                                                             Division of
Corporation Finance
November 9, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName